SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


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                                 SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                            (AMENDMENT NO.      )*




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                                Thermatrix Inc.
                               (Name of issuer)



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                                 Common Stock
                        (Title of class of securities)



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                                   883550105
                                (CUSIP number)

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                       (Continued on following page(s))

                              (Page 1 of 5 Pages)
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* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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        CUSIP No. 88350105                                     Page 2 of 5 Pages


                                      13G

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  1     NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              CIBC Wood Gundy Ventures, Inc.
              EIN: 13-3621198
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                    (b) |x|
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  3     SEC USE ONLY

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  4     CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
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    NUMBERS OF              5     SOLE VOTING POWER
                                        761,906 Common Shares
      SHARES             -------------------------------------------------------
                            6     SHARED VOTING POWER
   BENEFICIALLY                         N/A
                         -------------------------------------------------------
   OWNED BY EACH            7     SOLE DISPOSITIVE POWER
                                        761,906 Common Shares
     REPORTING           -------------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
    PERSON WITH                         N/A
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  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              761,906 Common Shares
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                             |_|
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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              10.2%
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  12    TYPE OF REPORTING PERSON*
              Corporation
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                      Page 3  of 5 Pages




Item 1.

      (a) Name of Issuer: Thermatrix Inc., a California corporation

      (b) Address of Issuer's Principal Executive Offices: 101 Metro Drive, Suite 248, San Jose, California 95110.

Item 2.

      (a) Name of Person Filing: This Statement on Schedule 13G is being filed by CIBC Wood Gundy Ventures, Inc. (the "Reporting Person").

      (b) Address of Principal Business Office: The principal business address of the Reporting Person is 425 Lexington Avenue, New York, New York 10017.

      (c) Citizenship: The Reporting Person was organized under the laws of the State of Delaware.

      (d) Title of Class of Securities: common stock, $.001 par value per share (the "Common Stock").

      (e) CUSIP Number: 883550105

Item 3.

      Not applicable.

Item 4.  Ownership

      (a) Amount Beneficially Owned: 761,906 shares of Common Stock.

      (b) Percent of Class: 10.2% (based on 7,466,683 shares of Common Stock reported outstanding as of December 31, 1996).

      (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:  761,906

            (ii)  shared power to vote or to direct the vote:  0

            (iii) sole power to dispose or to direct the disposition of: 761,906

            (iv)  shared power to dispose or to direct the disposition of:  0





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                                                      Page 4  of 5 Pages




Item 5.  Ownership of Five Percent or Less of a Class

      Not applicable.

Item 6.  Ownership of Five Percent or Less of a Class

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution

      Not applicable.

Item 10.  Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                                      Page 5  of 5 Pages



                                      SIGNATURE




      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  February 14, 1997


                                          CIBC WOOD GUNDY VENTURES, INC.


                                          By:       /s/ Robi Blumenstein
                                                Name:  Robi Blumenstein
                                                Title: Managing Director




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